Notes Payable to Roxanne M. Knapp

For proceeds from loans and paychecks re-deposited, from 09/01/2009 to 09/30/2010

Due at of 09/30/2010: $71,196.03

Interest rate: 5%

Payment terms:

$1500.00/month commencing 6/1/2011, until paid in full.

Roxanne M. Knapp

Roxanne M. Knapp

12/27/10

Shawn K

Shawn Knapp

President/CEO

Shogun Energy, Inc.